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                             September 16, 2021

       Sajan Pillai
       Chief Executive Office
       McLaren Technology Acquisition Corp.
       2600 Michelson Drive. Suite 2700
       Irvine, CA 92612

                                                        Re: McLaren Technology
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2021
                                                            File No. 333-259339

       Dear Mr. Pillai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed September 3, 2021

       Principal Stockholders, page 129

   1. Please also include disclosure in this section indicating the collective percentage ownership that will be
owned by the anchor investors assuming they each purchase the full amount that may be
allocated to them, including the founder shares that will be transferred to them by
the sponsor.
       General

   2. We note your disclosure on page 54 that if the anchor investors each elect to purchase the full amounts described
in their expressions of interest, your sponsor and anchor investors will own collectively
substantially all of your outstanding shares of common stock.
                                                        Please revise your
disclosure on the cover page and elsewhere as applicable to quantify
 Sajan Pillai
McLaren Technology Acquisition Corp.
September 16, 2021
Page 2
         the aggregate number of units that the anchor investors will purchase collectively in the offering if they each purchase the full amount that may be allocated to them, as well as the percentage of outstanding stock that will be owned collectively by your sponsor and anchor investors collectively. Please clearly state that the sponsor and anchor investors will be able to exercise significant influence over all matters requiring shareholder approval, that the anchor investors will have different interests than other public stockholders, and that in the event the anchor investors continue to hold the shares included in the units and vote such shares in favor of the initial business combination, you would not need any additional public shares sold in the offering to be voted in favor of the initial business combination to have it approved. Please also disclose that the anchor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Finally, please disclose whether there is a ceiling on the number of units that you may sell to the anchor investors in this offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameSajan Pillai                                 Sincerely,
Comapany NameMcLaren Technology Acquisition Corp.
                                                               Division of
Corporation Finance
September 16, 2021 Page 2                                      Office of Trade
& Services
FirstName LastName